
Tástés
GROCER BY THE PEOPLE

Cheryl Cunningham · 3rd

Founder and CEO of Tàstès (pronouned Tasty's)

Austin, Texas, United States · Contact info

500+ connections

Tàstès (pronouned Tasty's)

University of Wales

Experience

Founder and CEO
Tàstès (pronouned Tasty's) · Full-time
Apr 2020 – Present · 1 yr 10 mos
Austin, Texas, United States

A Vital Grocery Store of the Future, built to reverse the nutritional depletion of our food and planet. Consumers and food producers will unite to fix our global food system under a fun, exciting, and technologically experiential store.

Tàstès Farmer's Market

Founder
Voiceout Global (Covid Disaster Relief Platform)
Mar 2020 – May 2021 · 1 yr 3 mos
Austin, Texas Metropolitan Area

Digital Communication super highway between essential groups of people to implement solutions as fast as possible during times of crisis.

voiceout global

Founder and Managing Director
Koala Holdings LLC DBA DFG Noodles
May 2013 – May 2021 · 8 yrs 1 mo
Austin

11 time Award Winning Southeast Asian Food Establishment: DFG Noodles Catering, Food Trucks, Pop-ups, and Cafe.

DFG Noodles | Best Noodles | Malaysia...

Founder and Managing Director
Vertical Stratagem
Jan 2006 – Mar 2013 · 7 yrs 3 mos

Boutique Marketing Consultation Firm

Director of Marketing (Consultant)
Walters Bay International
Jan 2005 – Aug 2005 · 8 mos

Walters Bay

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Education

University of Wales
Business Admin; Marketing
2002 – 2006